[LETTERHEAD]

January 4, 2008

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Max A. Webb
Assistant Director

Re:	A. H. Belo Corporation
Amendment No. 1 to Registration Statement on Form 10
Filed December 4, 2007
Commission File No. 1-33741

Dear Mr. Webb:

On behalf of A. H. Belo Corporation (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated December 18, 2007 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) in Amendment No. 2 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

Summary, page 1.

1.	We note the disclosure you added on page 2. Please also revise to disclose the incremental revenues generated by these initiatives so that investors can better assess their impact to your overall financial picture. Please make corresponding changes to page 57.

Company Response: In response to the Staff’s comment, the Company has removed the reference to incremental revenues because those revenues are not readily ascertainable.

United States Securities and Exchange Commission

Division of Corporation Finance

January 4, 2008

2.	If the agreement with Yahoo has not been filed as a material contract, either file it or remove the reference to Yahoo.

Company Response: In response to the Staff’s comment, the Company has removed the reference to Yahoo under the caption “Summary – A H. Belo’s Business” on page 2 and under the caption “Business” on page 57.

Decreases, or slow growth, in circulation adversely affect, page 18.

3.	We note your response to prior comment 10. Please revise your disclosure on page 19 to clarify that you have no current plans to increase spending or marketing designed to retain existing subscribers or create niche publications.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Risk Factors – Decreases, or slow growth, in circulation may adversely affect A. H. Belo’s circulation and advertising revenues” on page 19.

Background of the Distribution, page 22.

4.	We note your claim that traditional newspapers and television stations have benefited from changing conditions, resulting in new revenues from interactive sources. We suspect that while some newspapers and stations may have benefited, it is probably true that not all have benefited from these changing conditions. As such, please revise to limit this assertion or provide support for the blanket statement.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure to limit the assertion under the caption “The Distribution – Background of the Distribution” on page 22.

Management’s Discussion and Analysis, page 42.

5.	In addition to disclosing your net operating revenues in the Overview section, please also disclosure your net income and loss for the applicable periods. This will provide a better context from which to evaluate your revenues and your overall financial condition.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – A. H. Belo” on page 42.

United States Securities and Exchange Commission

Division of Corporation Finance

January 4, 2008

GAAP and Non-GAAP Financial Measure, page 42.

6.	We have reviewed your response to prior comment 18 and the reasons you believe the continued inclusion of ‘combined EBITDA’ is appropriate. However, although you have stated that ‘combined EBITDA’ is used internally by management, you have not disclosed the reasons why your presentation of ‘combined EBITDA’ provides useful information to investors, as required by Item 10 of Regulation S-K. Also, as discussed in footnote 44 to FR-65, a reference to use by analysts is not sufficient justification for your presentation. Therefore, as previously requested, please delete ‘combined EBITDA’ throughout the filing, including Summary and Selected Financial Data.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures in the notes (d) to the tables included under the captions “Summary—Summary Financial Data” and “Selected Financial Data” on pages 10 and 11, respectively. In addition, the discussions of combined EBITDA elsewhere in the filing have been removed.

Results of Operations, page 44.

7.	Please expand the discussion under “Net Operating Revenues” for the Dallas Morning News on page 45 to disclose the reasons for the increase in ‘Other’ revenues for the year ended December 31, 2005 compared to the year ended December 31, 2004.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Combined Results of Operations for the Years Ended December 31, 2004, 2005 and 2006” on page 45.

Financing Cash Flows, page 54.

8.	In the last paragraph of this section, please update your disclosures in light of the $120 million five-year revolving credit facility agreement described on page 35 and expected to be filed as Exhibit 10.8 in a subsequent amendment. In this regard, if this revolving credit facility agreement is material to an investor’s understanding of your financial condition and/or liquidity, we would not object to the presentation of EBITDA in the context of describing the material covenants contained in such revolving credit facility agreement. However, EBITDA should not be discussed for other purposes, such as an alternative measure of performance.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption

United States Securities and Exchange Commission

Division of Corporation Finance

January 4, 2008

“Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financing Cash Flows” on page 54.

Age of Financial Statements

9.	Please continue to consider the financial statement updating requirements as set forth in Rule 3-12 of Regulation S-X.

Company Response: In response to the Staff’s comment, and as required in Rule 3-12 of Regulation S-X, the Company will continue to consider the financial statement updating requirements of such rule.

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to Russell F. Coleman at (214) 977-6601 or Alison K. Engel at (214) 977-2248.

United States Securities and Exchange Commission

Division of Corporation Finance

January 4, 2008

Very truly yours,

A. H. BELO CORPORATION

By:	/s/ Russell F. Coleman
Russell F. Coleman, Authorized Signatory

By:	/s/ Alison K. Engel
Alison K. Engel, Authorized Signatory